Gator Capital Investment Trust

2502 N. Rocky Point Drive, Suite 665

Tampa, Florida 33607

November 9, 2026

FILED VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Registration Statement on Form N-14

File No. 333-299134

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form N-14 (File No. 333-299134) filed with the Securities and Exchange Commission on September 25, 2026, by Gator Capital Investment Trust (the “Registrant”) (Accession No. 0001580642-26-006506).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Securities Act”), Registrant hereby amends this Registration Statement by incorporating by reference onto the cover page of the Registration Statement immediately following the calculation of the registration fee the following delaying amendment:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on November 6, 2026.

It is respectfully requested that any questions you may have with the foregoing be directed to Kate McCurry of Kilpatrick Townsend & Stockton LLP at 336-607-7359 or KMcCurry@ktslaw.com and that Mrs. McCurry be notified of such effectiveness by a telephone call and confirmed in writing.

Sincerely,

GATOR CAPITAL INVESTMENT TRUST

/s/ Derek Pilecki

Derek Pilecki

President